optiPulse, Inc.

COMMON STOCK PURCHASE AGREEMENT

(Securities 4(a)(6)   Regulation Crowdfunding)

<p style="text-align:center">**optiPulse, Inc.**</p>

<p style="text-align:center">**COMMON STOCK PURCHASE AGREEMENT**</p>

THIS COMMON STOCK PURCHASE AGREEMENT, including all Exhibits and other attachments, ("***Agreement***"), is made by and among optiPulse, Inc., a New Mexico corporation, ("***Company***"), and _[INVESTOR NAME]__ ("***Investor***"). If there be more than one Investor, then this Agreement will be deemed a separate agreement with each Investor.

<p style="text-align:center">**THIS AGREEMENT CONTEMPLATES AN INVESTMENT IN THE COMPANY, WHICH BY MANY MEASURES IS A "START-UP" ORGANIZATION. THE INVESTOR UNDERSTANDS AND ACKNOWLEDGES THAT THE COMPANY HAS LIMITED FINANCIAL AND OPERATING HISTORIES, AND THAT THE CONTEMPLATED INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE, INVOLVES SUBSTANTIAL RISKS, AND COULD LEAD TO LOSS OF THE ENTIRE INVESTMENT AMOUNT.**</p>

<p style="text-align:center">**SECTION 1**
Sale and Purchase of Common Stock</p>

   1.1 *Background.* The undersigned understands that OptiPulse, Inc., a New Mexico corporation (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's website, as the same may be amended from time to time (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to both accredited and nonaccredited investors up to 576,666 shares of its Common Stock (each a "Share" and, collectively, the "Shares") at a purchase price of $2.00 per Share; provided, however, that if the undersigned subscribes on or before the date on which the Company raises $250,000.50 in the Offering, then the undersigned will receive (i) an "early bird" discount of 25%, which will reduce the purchase price to $1.50 (such purchase price whether with or without the "early bird" discount, the "Purchase Price"). The minimum amount or target amount to be raised in the Offering is $250,000.50 (the "Minimum Target Offering Amount") and the maximum amount to be raised in the offering is $1,069,998.50 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Minimum Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Wefunder crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to

7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

       1.2   *Subscription.* Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

SECTION 2
Closing

       2.1   *Closing.* Subject to this Section 2.2, the closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Portal within five Business Days after the Offering Deadline (the "Closing Date").

       2.2   *Closing Conditions.* The Closing is conditioned upon satisfaction of all the following conditions:

       (a) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Minimum Target Offering Amount;

       (b) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Minimum Target Offering Amount; and

       (c) the representations and warranties of the Company contained in Section 3 hereof and of the undersigned contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

       2.3   *Use of Proceeds.* The proceeds from the sale of the Shares are intended to be used for general corporate purposes, including without limitation, working capital for the development of Prototype 4 and Model One, and the commission to the Portal.

SECTION 3
Representations and Warranties of the Company

A Schedule of Exceptions ("***Schedule of Exceptions***") is attached hereto as **Exhibit B**. The Schedule of Exceptions is arranged according to this Section 3, however a disclosure anywhere within the Schedule of Exceptions shall apply to and qualify all parts of this Section 3. The Schedule of Exceptions itself shall be, and shall be deemed to be, a part of this Section 3. Except as set forth in the Schedule of Exceptions, the Company hereby represents and warrants the following to the Investor as of the Closing:

3.1   Common Stock and Shares.

(a) The Company is a corporation organized, existing and in good standing under the laws of the State of New Mexico.

(b) The Company has the requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted or proposed to be conducted.

(c) Upon resolution of its Board of Directors, the Company shall have the requisite corporate power and authority to execute and deliver this Agreement and to issue and sell the Shares and to perform its obligations pursuant to this Agreement.

(d) The Company is presently qualified to do business in all jurisdictions where the failure to be so qualified could reasonably be expected to have a Material Adverse Effect. As used herein, the term "Material Adverse Effect" means a significant and negative effect on all of the Company's assets (including intangible assets), the Company's financial condition, the Company's property, the Company's prospects, the Company's results of operations, or the Company's business as now conducted or proposed to be conducted.

(e) The number of authorized capital stock of the Company is sixty million (60,000,000) shares of Common Stock, as authorized by the Amended and Restated Articles of Incorporation of the Company, ("***Restated Articles***"), filed with the Secretary of State of the State of New Mexico on April 21, 2017 a copy of which is attached hereto as Exhibit A. The term "authorized capital stock" refers to the current maximum number of shares of capital stock that the Company is entitled to issue, as limited by the Company's Articles of Incorporation. The number of authorized capital stock of the Company may be increased by amendment to the Articles of Incorporation. The number of issued capital stock may equal, but be no greater than, the number of authorized capital stock. Authorized shares and issued shares do not serve identical functions, including, without limit, functions related to the estimation of the value of the Company.

(f) The Company has adopted a long term equity incentive plan for the benefit of its directors, officers, employees, consultants and advisors, under which plan up to two million (2,000,000) shares of Common Stock may be issued or optioned. The executive officers of the

Company are considering, but have not taken steps necessary to effect, another long term equity incentive plan under which an additional two million (2,000,000) shares of Common Stock could be issued or subject to option. Except as otherwise described in this Agreement, there are no options, warrants or other rights to the Company's authorized and unissued capital stock.

(g) The shares of Common Stock currently issued and outstanding are fully paid and nonassessable. The Shares, when paid for and issued by the Company, all in compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable.

(h) The Shares will be free of any liens or encumbrances, other than any liens or encumbrances, if any, created by the Investor or this Agreement, or imposed upon an investor by applicable law; *provided*, *however*, that the Shares will be subject to restrictions on transfer under applicable securities laws and otherwise as set forth herein. The Shares are not subject to any preemptive rights or rights of first refusal, except to the extent provided by the provisions of the Articles of Incorporation.

(i) The Shares have not been registered under: the United States' Securities Act of 1933 or any state law; any regulation, rule, or order of the Securities and Exchange Commission (SEC), the federal government, or any state government; or any law, regulation, rule, order, or pronouncement of any other government or entity claiming jurisdiction. The Shares may not be sold unless so registered, an exemption from registration is available and effected, and all other requirements of each applicable statute, law, regulation, rule, order, and pronouncement are fully satisfied.

3.2 *Authorization.* All corporate action on the part of the Company and its directors, officers and stockholders necessary for the authorization, execution and delivery of this Agreement by the Company, the authorization, sale, issuance and delivery of the Shares, and the performance of all of the Company's obligations under this Agreement has been taken or will be taken prior to or contemporaneously with the Closing. This Agreement, when so authorized and executed and delivered by the Company, shall constitute a valid and binding obligation of the Company, enforceable in accordance with its terms, except (i) as limited by laws of general application relating to bankruptcy, insolvency and the relief of debtors, (ii) as limited by rules of law governing specific performance, injunctive relief or other equitable remedies and by general principles of equity, and (iii) as limited by applicable law or principles of public policy. The Restated Articles have been adopted and approved by the Company's Board of Directors and stockholders, have been filed with the New Mexico Secretary of State, and are in full force and effect.

3.3 *Financial Statements.* The Company has delivered to the Portal its unaudited balance sheet and income statement for the periods ended December 31, 2019, December 31, 2018, ("*Financial Statements*"). The Financial Statements are correct in all material respects and present fairly the financial condition and operating results of the Company as of the date(s) and during the period(s) indicated therein.

3.4   *Agreements; Dividends, Distributions, Indebtedness, Sale of Company.*

(a) Except for this Agreement, any agreements specified below, and any agreements between the Company and certain of its officers described in <u>Section 3.6</u>, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, affiliates, or any affiliate thereof.

(b) There are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments by, the Company in excess of, $50,000 per annum (other than liabilities disclosed in the Financial Statements, employment agreements or other agreements made in the ordinary course of the Company's business), (ii) the license of any patent, copyright, trade secret or other proprietary right to or from the Company, other than those made in the ordinary course of the Company's business, (iii) the granting of any rights affecting the development, manufacture, licensing, marketing, or distribution of the Company's products or services, or (iv) indemnification by the Company with respect to infringements of proprietary rights.

(c) The Company has not (i) declared or paid any dividends or authorized or made any distribution upon or with respect to its capital stock.

(d) The Company has not entered into any letter of intent, memorandum of understanding or other similar document (i) regarding the merger or consolidation of the Company with or into any entity, (ii) with any representative of any entity or any individual regarding the sale, conveyance or disposition of all or substantially all of the assets of the Company or a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company would be disposed of, or (iii) regarding any form of liquidation, dissolution or winding up of the Company.

(e) For the purposes of subsections (b) and (c) above, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same person or entity (including persons or entities the Company has reason to believe are affiliated therewith) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsections.

3.5   *Intellectual Property.*   Subject to Section 3.9, the Company owns, possesses, or can obtain on commercially reasonable terms, sufficient rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses (software or otherwise), information, processes, and similar proprietary rights, necessary to the business of the Company as conducted presently or as proposed by the Company to be conducted within ninety (90) days ("***Intellectual Property***"), except any whose lack reasonably would not be expected to have a Material Adverse Effect. To the Company's actual knowledge, no product or service marketed or sold (or proposed to be marketed or sold within ninety (90) days) by the Company violates or will infringe any intellectual property rights of any other party, which violation or infringement would reasonably be expected to have a Material Adverse Effect. Except for agreements with the Company's own directors, shareholders, employees or consultants, standard end-user license agreements, support/maintenance agreements and agreements entered in the ordinary course of the Company's business, all of which have been made available for review by the Investor, there are no outstanding options, licenses or agreements relating to the Intellectual Property. The Company has not received any written communication alleging that the Company has violated any of the Intellectual Property of any other person or entity, nor is the Company aware of any basis therefor.

3.6   *Proprietary Information and Invention Assignment.* Each officer and employee of the Company has executed a confidential information and invention assignment agreement. Other than attorneys and accountants, each consultant to the Company that has had access to the Intellectual Property has entered into an agreement containing appropriate confidentiality and invention assignment provisions. To the knowledge of the Company, no director, officer, employee, or consultant, of the Company is in violation of any agreement or understanding with respect to, or has disclosed, any confidential information or invention or any employee contract or proprietary information agreement with any third party.

3.7   *Title to Properties and Assets; Liens.* The Company has good and marketable title to its properties and assets, including the Company's intellectual property, in each case subject to no material mortgage, pledge, lien, lease (except for lease of the property or asset itself), encumbrance or charge, other than (i) liens for current taxes not yet due and payable, (ii) liens imposed by law and incurred in the ordinary course of business for obligations not past due, (iii) liens in respect of pledges or deposits under workers' compensation laws or similar legislation, and (iv) liens, encumbrances and defects in title which (a) (1) do not materially detract from the value of the property or asset subject thereto or (2) do not have, or could not reasonably be expected to have, a Material Adverse Effect on the value of such property or asset, and which (b) have arisen in the ordinary course of business. To the knowledge of the Company, with respect to the property and assets it leases, each is in compliance with each such lease in all material respects and holds a valid leasehold interest free of any liens, claims or encumbrances, subject to clauses (i)-(iv) above.

3.8   *Compliance with Other Instruments.* The Company is not in violation of any term of its Restated Articles or Bylaws, each as amended to date, or, to the Company's actual knowledge, of any term or provision of any material mortgage, indebtedness, indenture, contract, agreement, instrument, judgment, order or decree to which it is party or by which it is bound, if such violation would have a Material Adverse Effect. To the Company's actual knowledge, without investigation, the Company is not in violation of any federal or state or local or foreign statute, rule or regulation applicable to the Company, if such violation would have a Material Adverse Effect. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations pursuant to this Agreement, and the issuance of the Shares will not result in any material violation of, or materially conflict with, or constitute a material default under, the Company's Restated Articles or Bylaws, each as amended to date, or any of the Company's agreements, nor, to the

Company's actual knowledge, result in the creation of any material mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company.

3.9   *Litigation.* There is no action, suit, proceeding or investigation pending against the Company or its assets (nor has the Company received written notice of any threat thereof) before any court or governmental agency that (i) questions the validity of this Agreement or the right of the Company to enter into it, or the right of the Company to perform its obligations contemplated hereby, or that, (ii) either individually or in the aggregate, if determined adversely to the Company, would or could reasonably be expected to have a Material Adverse Effect or result in any change in the current equity ownership of the Company. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality.

3.10   *Governmental Consent.* No consent, approval, or authorization of, or designation, declaration, or filing with, any governmental authority is required in connection with the valid execution and delivery of this Agreement, or the offer, sale or issuance of the Shares, except (i) the filing of such notices as may be required under the United States' Securities Act of 1933, as amended, (the "***Securities Act***") or the regulations promulgated by the Securities and Exchange Commission ("SEC") thereunder, and (ii) such filings as may be required under applicable state securities laws, any and all of which will be filed within the applicable periods therefor.

3.11   *Permits.* The Company has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which would have a Material Adverse Effect, and believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as presently planned to be conducted. The Company is not in default in any material respect under any such franchise, permit, license or other similar authority.

3.12   *Offering.* Subject to the accuracy of the Investor's representations and warranties in Section 4, the Shares to be offered in conformity with the terms of this Agreement, and the offer, sale and issuance of the Shares, constitute securities or transactions exempt from the registration requirements of Section 5 of the Securities Act.

3.13   *Registration and Voting Rights.* The Company is presently not under any obligation, and has not granted any rights that would compel it, to register under the Securities Act any of its presently outstanding securities or any of its securities that may hereafter be issued. To the Company's actual knowledge, without investigation, no stockholder of the Company has entered into any agreement with respect to the voting of capital shares of the Company.

3.14   *Brokers or Finders.* The Company has not incurred, and will not incur, directly or indirectly, as a result of any act or omission of the Company, any liability for broker's, finder's or agents' fees or commissions, or similar charges, in connection with this Agreement or any of the transactions contemplated hereby.

3.15   *Employees.*

(a) To the Company's actual knowledge, there is no strike, labor dispute or union organization activity pending or threatened between it and its employees. To the Company's actual knowledge, none of its employees belongs to any union or collective bargaining unit. Except for the extant and contemplated long term equity incentive plans, and employment and consulting agreements, the Company is not a party to or bound by any currently effective deferred compensation agreement, bonus plan, incentive plan, profit sharing plan, retirement agreement, or other employee compensation agreement. The Company is not aware that any officer or key employee intends to terminate his employment with the Company, nor does the Company have a present intention to terminate the employment of any officer or key employee. Subject to general principles related to wrongful termination of employees, the employment of each officer and employee of the Company with the exception of John Joseph and Mathis Shinnick, is terminable at the will of the Company. The Company has no policy, practice, plan, or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(b) To the Company's actual knowledge, without investigation, none of its employees is obligated under any contract (including licenses, covenants, instruments or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee's ability to promote the interest of the Company or that would conflict with the Company's business. To the Company's actual knowledge, without investigation, neither the execution or delivery of the Agreement, nor the carrying on of the Company's business by the employees of the Company, nor the conduct of the Company's business as now conducted and as presently proposed to be conducted, will conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any such contract, other agreement, judgment, decree, or order, under which any such employee is now obligated.

(c) The Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants, or independent contractors. The Company has complied with all applicable laws related to the payment and withholding of taxes and other sums as required by law except where noncompliance with any applicable law would not result in a Material Adverse Effect.

(d) Except for representations made regarding the possible issuance of tokens or coins, the Company has not made any representation regarding equity incentives to any officer, employee, director, or consultant, that is inconsistent with the share amounts and terms set forth in the Company's board minutes.

(e) Each former key employee whose employment was terminated by the Company has entered into an agreement with the Company providing for the full release of any claims against the Company or any related party arising out of such employment.

3.16 *Obligations to Related Parties.* Except as disclosed in the Financial Statements no employee, officer, director, or stockholder of the Company, or member of his or her immediate family, is indebted to the Company. Except as disclosed in the Financial Statements the Company is not indebted (or committed to make loans or extend or guarantee credit) to any employee, officer, director, or stockholder of the Company, or member of his or her immediate family, other than (i) for payment of salary for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company as set forth, if at all, in the Schedule of Exceptions, and (iii) for other standard employee benefits made generally available to all employees (including stock option grants outstanding under any stock option plan approved by the Board and stock purchase agreements approved by the Board). To the Company's actual knowledge, without investigation, no employee, officer, director, or stockholder of the Company, or member of his or her immediate family, has any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation that competes with the Company, except in connection with the ownership of stock in publicly-traded companies.

SECTION 4
Representations and Warranties of the Investor

The Investor hereby represents and warrants the following to the Company as of the date of the Investor's execution of this Agreement, and as of the date of Closing:

4.1 *Investment Intent.* The Investor is acquiring any and all interests in any and all of the Shares for investment for his, her, or its own account, and not as a nominee or agent of any other person, and not with the view to, or for resale in connection with, any distribution thereof. The Investor has no present intention of selling, transferring, or granting any participation in, or otherwise distributing any interest in any and all of the Shares. The Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, or grant participation to such person or to any third person with respect to any interest in and to any or all of the Shares.

4.2 *No Registration.* The Investor understands that any and all interests in any or all of Shares have not been, and will not be, registered under the Securities Act or any securities law of any state or other applicable jurisdiction, by reason of applicable exemptions, regulations, rules or orders from the registration provisions of the Securities Act, the laws of each and applicable jurisdiction. The Investor understands that the availability of such exemption or exemptions depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations as expressed herein or otherwise made pursuant to this Agreement.

4.3 *No Resale Without Registration or Exemption.* The Investor understands that he, she, or it may not resell all or any interest in any or all of the Shares unless such interest is registered, or unless an exemption from registration is available and effected by him, her, or it, under the Securities Act of 1933 and the securities law of each applicable state and jurisdiction.

4.4 *Formation.* The Investor has not been formed for the purpose of acquiring any interest in any or all of the Shares.

4.5 *Speculative Nature of Investment.* The Investor understands and acknowledges that the Company by many measures is a "start-up" organization, and that the Company has limited financial and operating histories, and that an investment in the Company is highly speculative and involves substantial risks. The Investor can bear the economic risk of his, her, or its investment and is able, without impairing his, her, or its financial condition, to hold the Shares for an indefinite period of time and to suffer a complete loss of such Investor's investment.

4.6 *Access to Data.* The Investor has had an opportunity to ask questions of, and receive answers from, the officers of the Company concerning this Agreement, the exhibits and schedules attached hereto, the transactions contemplated by this Agreement, and the Company's organizational structure, business, management, and financial affairs. All of those questions were answered to his, her, or its satisfaction. The Investor has received all the information that he, she, or it considers necessary or appropriate for deciding whether to purchase the Shares. The Investor understands that questions and answers, as well as any information issued by the Company, were intended to describe certain aspects of the Company's business and prospects, but were not necessarily a thorough or exhaustive description. The Investor acknowledges that any business plans prepared by the Company have been, and continue to be, subject to change and that any projections included in such business plans or otherwise are necessarily speculative in nature. The Investor also acknowledges that some or all of the assumptions underlying the projections may not materialize or may vary significantly from actual events or circumstances. The Investor also acknowledges that he, she, or it is relying solely on his, her, or its own counsel and that of his, her or its advisors, and not on any statements or representations of the Company, its directors, officers, employees, agents, or representatives, for legal advice with respect to any investment or transaction contemplated by the Agreement. The foregoing, however, does not in any way limit or modify the right of the Investor to rely upon the representations and warranties of the Company in <u>Section 3</u> of this Agreement.

4.7 *No Reliance on Third Parties*. The Investor acknowledges that he, she, or it is not relying on any person or entity other than the Company and its officers to provide information regarding the Company or its organizational structure, business, management and financial affairs. The Investor acknowledges that he, she, or it has relied only upon himself, herself, or itself, and his, her, or its own advisors and representatives, in deciding to acquire any interest in any of the Shares.

4.8 *Residency.* The residency of the Investor (or, in the case of a partnership, limited partnership, limited liability company, corporation, or other entity, the state under whose law the entity is organized, together with such entity's principal place of business) is correctly set forth in the information provide through the Portal.

4.9 *Rule 144.* The Investor acknowledges that the Shares are "restricted shares" and must be held indefinitely unless subsequently registered under the Securities Act and other applicable securities laws, or unless exemption(s) from such registration(s) is(are) available. The

Investor acknowledges that the Company has no plan or obligation to register the Shares or the transaction contemplated hereunder, or to qualify, now or in the future, for any exemption or exception under applicable securities laws. The Investor is aware of the provisions of Rule 144 promulgated under the Securities Act, which, for purposes of the Securities Act, permits limited resale of certain shares purchased in a private placement subject to the satisfaction of certain conditions. The Investor acknowledges that, in the event all of the requirements of Rule 144 are not met, then for purposes of the Securities Act, registration under the Securities Act or an exemption from registration will be required for any disposition of the Shares. The Investor understands that, although Rule 144 is not exclusive, the Securities and Exchange Commission has expressed its opinion that persons proposing to sell restricted securities received in a private offering will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales and that such persons and the brokers who participate in the transactions do so at their own risk.

4.10 *No Market.* The Investor acknowledges that no market now exists for any interest in the Shares or other securities issued by the Company and that the Company has made no assurances that a market ever will exist for any interest in the Shares or other securities issued by the Company.

4.11 *Authorization.*

(a) The Investor has all requisite power and authority to execute and deliver this Agreement, to purchase the Shares hereunder, and to carry out and perform its obligations under the terms of this Agreement. All action on the part of the Investor necessary for the authorization, execution, and delivery of this Agreement has been taken, and all action on the part of the Investor necessary for the performance of the Investor's obligations under this Agreement has been or will be taken before Closing.

(b) The Agreement, when executed and delivered by the Investor, will constitute the valid and legally binding obligation of the Investor, enforceable in accordance with its terms except: (i) to the extent that indemnification provisions contained in the Agreement may be limited by applicable law or principles of public policy, (ii) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (iii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity.

(c) No consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental authority or third person is required to be obtained by the Investor in connection with the execution and delivery of the Agreement by the Investor or the performance of the Investor's obligations hereunder or thereunder.

(d) Neither the execution and delivery of this Agreement, nor the consummation of the Transactions will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other requirement or restriction of any government, governmental agency, or court to which the Investor is subject, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, any agreement, contract, lease, license, instrument or other arrangement to which the Investor is bound or to which the Shares are subject.

4.12   *Brokers or Finders.* The Investor has not engaged any brokers, finders or agents, and neither the Company nor any other investor has, nor will, incur, directly or indirectly, as a result of any action taken by the Investor, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the Agreement.

4.13   *Tax Advisors.* The Investor has reviewed with its own tax advisors the U.S. federal, state, local, and foreign tax consequences of the investment and transaction(s) contemplated by the Agreement. With respect to such matters, the Investor relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. The Investor understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by the Agreement.

4.14   *Legends.* The Investor understands and agrees that the certificates or documents, if any, evidencing the Shares, or any other securities issued in respect of the Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall bear the following legend (in addition to any other required legend(s)):

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL EXPERIENCED IN SECURITIES LAW OR OTHER EVIDENCE, WHICH OPINION, COUNSEL AND EVIDENCE ARE SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED."

4.15   *Investment Representations, Warranties and Covenants by Non-United States Persons.* If the Investor is a Non-U.S. person (as that term is defined in of this Agreement), then he, she or it hereby represents and warrants to the Company as follows:

(a) This Agreement is made by the Company with such Investor who is a Non-U.S. person in reliance upon such Non-U.S. person's representations, warranties and covenants made in this Section 4.14.

(b) Such Non-U.S. person has been advised and acknowledges that:

(i) the Shares have not been, and when issued, will not be registered under the Securities Act, the securities laws of any state of the United States or the securities laws of any other country;

(ii) in issuing and selling the Shares to such Non-U.S. person pursuant hereto, the Company is relying upon the "safe harbor" provided by Regulation S and/or on Section 4(a)(2) of the Securities Act;

(iii) it is a condition to the availability of the Regulation S "safe harbor" that the Shares not be offered or sold in the United States or to a U.S. person until the expiration of a period of one year following the Closing Date; and

(iv) notwithstanding the foregoing, prior to the expiration of one year after the Closing (the "**_Restricted Period_**"), the Shares may be offered and sold by the holder thereof only if such offer and sale is made in compliance with the terms of this Agreement and either: (A) if the offer or sale is within the United States or to or for the account of a U.S. person (as such terms are defined in Regulation S), the securities are offered and sold pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act; or (B) the offer and sale is outside the United States and to other than a U.S. person.

(c) As used herein, the term "**_United States_**" means and includes the United States of America, its territories and possessions, any State of the United States, and the District of Columbia, and the term "**_U.S. person_**" (as defined in Regulation S) means:

(i) a natural person resident in the United States;

(ii) any partnership or corporation organized or incorporated under the laws of the United States;

(iii) any estate of which any executor or administrator is a U.S. person;

(iv) any trust of which any trustee is a U.S. person;

(v) any agency or branch of a foreign entity located in the United States;

(vi) any nondiscretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

(vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated and (if an individual) resident in the United States; and

(viii)   a corporation or partnership organized under the laws of any foreign jurisdiction and formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts.

(d) As used herein, the term "***Non-U.S. person***" means any person who is not a U.S. person or is deemed not to be a U.S. person under Rule 902(k)(2) under the Securities Act.

(e) Such Non-U.S. person agrees that with respect to the Shares until the expiration of the Restricted Period:

(i)   such Non-U.S. person, its agents or its representatives have not and will not solicit offers to buy, offer for sale or sell any of the Shares, or any beneficial interest therein in the United States or to or for the account of a U.S. person during the Restricted Period; and

(ii)   notwithstanding the foregoing, prior to the expiration of the Restricted Period, the Shares may be offered and sold by the holder thereof only if such offer and sale is made in compliance with the terms of this Agreement and either: (A) if the offer or sale is within the United States or to or for the account of a U.S. person (as such terms are defined in Regulation S), the securities are offered and sold pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act; or (B) the offer and sale is outside the United States and to other than a U.S. person; and

(iii)   such Non-U.S. person shall not engage in hedging transactions with regard to the Shares unless in compliance with the Securities Act.

(f) The foregoing restrictions are binding upon subsequent transferees of the Shares, except for transferees pursuant to an effective registration statement. Such Non-U.S. person agrees that after the Restricted Period, the Shares may be offered or sold within the United States or to or for the account of a U.S. person only pursuant to applicable securities laws.

(f) Such Non-U.S. person has not engaged, nor is it aware that any party has engaged, and such Non-U.S. person will not engage or cause any third party to engage, in any directed selling efforts (as such term is defined in Regulation S) in the United States with respect to the Shares.

(g) Such Non-U.S. person: (i) is domiciled and has its principal place of business outside the United States; (ii) certifies it is not a U.S. person and is not acquiring the Shares or the Conversion Shares for the account or benefit of any U.S. person; and (iii) at the time of the Closing Date, the Non-U.S. person or persons acting on Non-U.S. person's behalf in connection therewith will be located outside the United States.

(h) At the time of offering to such Non-U.S. person and communication of such Non-U.S. person's order to purchase the Shares or the Conversion Shares and at the time of such Non-U.S. Person's execution of this Agreement, the Non-U.S. person or persons acting on Non-U.S. person's behalf in connection therewith were located outside the United States.

(i) Such Non-U.S. person is not a "distributor" (as defined in Regulation S) or a "dealer" (as defined in the Securities Act).

(j) Such Non-U.S. person acknowledges that the Company shall make a notation in its stock books regarding the restrictions on transfer set forth in this Section 4.14 and shall transfer such shares on the books of the Company only to the extent consistent therewith.

(l) In particular, such Non-U.S. person acknowledges that the Company shall refuse to register any transfer of the Shares or the Conversion Shares not made in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an available exemption from registration.

(m) The Investor understands and agrees that each certificate or document, if any, held by such Non-U.S. person representing the Shares or the Conversion Shares, or any other securities issued in respect of the Shares or any the Conversion Shares upon conversion thereof upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall bear the following legend (in addition to any legend required by this Agreement or under applicable state securities laws):

> THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS INVOLVING THE SHARES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. THIS CERTIFICATE MUST BE SURRENDERED TO THE COMPANY OR ITS TRANSFER AGENT AS A CONDITION PRECEDENT TO THE SALE, TRANSFER, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR ANY OTHER CONVEYANCE OF ANY INTEREST IN ANY OF THE SHARES REPRESENTED BY THIS CERTIFICATE.

4.16   *Representations by Non-United States Persons.* If an Investor is not a United States person, the Investor hereby represents that the Investor is satisfied as to the full observance of the laws of the Investor's jurisdiction by the Company and the Investor in connection with any offer to subscribe for the Shares or any use of the Agreement, including (i) the legal requirements within the Investor's jurisdiction for the purchase of Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of such securities. The Investor's subscription and payment for, and the Investor's continued beneficial ownership of, the Shares will not violate any applicable securities or other laws of such Investor's jurisdiction.

SECTION 5
Conditions to Investor's Obligations to Close

The Investor's obligation to purchase the Shares at the Closing is subject to the fulfillment, effective at Closing, of each of the following conditions, unless waived by the Investor:

5.1 *Representations and Warranties.* Each representation and warranty made by the Company in <u>Section 3</u> (as modified by the disclosures on the Schedule of Exceptions) shall be true and correct in all material respects as of the date of such Closing.

5.2 *Covenants.* All covenants, agreements and conditions required by this Agreement to be performed or complied with by the Company on or prior to the date of Closing shall have been performed or complied with on a timely basis in all material respects.

5.3 *Authorizations, Approvals, Permits and Qualification.* The Company shall have obtained all necessary authorizations, approvals, permits, and qualifications, if any, or have the availability of exemptions therefrom, required by applicable authorities for the offer and sale of the Shares.

5.4 *No Litigation.* No action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator with respect to which an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any or all of this Agreement (or any of the transactions contemplated hereby), (ii) cause any or all of this Agreement (or the transactions contemplated hereby) to be rescinded following consummation, or (iii) affect adversely (except as otherwise provided herein) the right of the Investor to own the Shares

5.5 *Proceedings and Documents.* All acts and omissions required to carry out the transactions contemplated by this Agreement by the Company, and all instruments and other documents relating to such transactions, shall be reasonably satisfactory in form and substance to the Investor, and the Investor shall have been furnished with copies of such instruments and documents as he, she, or it reasonably shall have requested.

5.6 *Completion of Due Diligence.* The Investor shall have completed any and all due diligence of the Company in connection with his, her, or its purchase of Shares to the Investor' satisfaction.

Common Stock Purchase Agreement
(Securities Act 4(a)(6) Regulation Crowdfunding)
optiPulse, Inc.
Page 16

5.7	*No Material Adverse Change.* The Investor shall be satisfied that there has been no material adverse change to the business, financial condition or prospects of the Company.

5.8	*Closing Notwithstanding.* Notwithstanding the provisions of this Section 5, if the Investor closes a sale and purchase of the Shares, the absence of any action or instrument required by this Section 5 will be considered to have been waived by that Investor, unless otherwise provided by a writing signed by that Investor.

SECTION 6
Conditions to Company's Obligation to Close

The Company's obligation to sell and issue the Shares at the applicable Closing is subject to the fulfillment on or before such Closing of the following conditions, unless waived in writing by the Company:

6.1	*Representations and Warranties.* Each representation and warranty made by the Investor in Section 4 shall be true and correct in all material respects when made and shall be true and correct in all material respects as of the date of Closing.

6.2	*Covenants.* All covenants, agreements and conditions required by this Agreement to be performed or complied with by the Investor on or prior to the date of Closing shall have been performed or complied with on a timely basis in all material respects.

6.3	*Authorizations, Approvals, Permits and Qualification.* The Company shall have obtained all necessary authorizations, approvals, permits and qualifications, if any, or have the availability of exemptions therefrom, required by applicable authorities for the offer and sale of the Shares.

6.4	*Closing Deliverables.* The Investor shall have delivered to the Company a certificate executed by the Investor (or, if the Investor is an entity, by the Chief Executive Officer, President or Chief Financial Officer of the Investor, on behalf of the Investor) reasonably certifying the satisfaction of all of the representations, warranties, covenants, agreements and conditions listed in Sections 6.1 and 6.2.

6.5	*No Litigation.* No action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator with respect to which an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any or all of this Agreement (or any of the transactions contemplated hereby), (ii) cause any or all of this Agreement (or the transactions contemplated hereby) to be rescinded following consummation, or (iii) affect adversely (except as otherwise provided herein) the right of the Investor to own the Shares

6.6	*Compliance with Securities Laws.* The Company shall be satisfied that the offer and sale of the Shares shall be registered or exempt from registration under all applicable securities laws (including but not limited to receipt by the Company of all necessary blue sky law permits and qualifications required by any state, if any). In addition, the Company shall have received from or regarding the Investor, all verifications, forms, representations, statements, certificates, assessments, reports, documentation, confirmations, and certifications, in such written, oral or other form, as the Company in its sole discretion determines to be necessary to verify the "accredited investor" status of the Investor as required under Securities Act 4(a)(6) Regulation Crowdfunding.

6.7   *Consents and Waivers.* The Company and the Investor shall have obtained any and all consents, permits and waivers necessary or appropriate for consummation of the transactions contemplated by the Agreement.

6.8   *Proceedings and Documents.* All acts and omissions required to carry out the transactions contemplated by this Agreement by the Investor, and all instruments and other documents relating to such transactions, shall be reasonably satisfactory in form and substance to the Company, and the Company shall have been furnished with copies of such instruments and documents as it reasonably shall have requested.

6.9   *Closing Notwithstanding.* Notwithstanding the provisions of this Section 6, if the Company closes a sale and purchase of the Shares, the absence of any action or instrument required by this Section 6 will be considered to have been waived by the Company, unless otherwise provided by a writing signed by the Company.

SECTION 7
Miscellaneous

7.1   *Amendment.* Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and the Investor. Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon such Investor and any Shares or other securities purchased by such Investor under this Agreement (including shares or securities into which such Shares or securities have been converted or exchanged or for which such Shares or securities have been exercised) and each future holder of all such Shares or securities.

7.2   *Notices.* All notices required or permitted to be given hereunder shall be in writing, and addressed to the address provided by Wefunder, or at such alternative address as may be designated by the recipient by notice to the other parties given pursuant to this Section 7.2. All notices shall be delivered by hand, or by Federal Express, U.P.S., or other courier service that provides delivery service to the recipient's address and maintains record of delivery. Notice will be deemed given and received upon the earlier of the date actually received or on the date indicated by the records of FedEx, U.P.S. or other courier service as being the date when actual physical delivery of the notice was first attempted at the recipient's address on a business day in the jurisdiction of attempted delivery.

(a) if notice is given to the Investor, in the discretion of the Company, at the address provided by Wefunder as shown as being the most recent address of the Investor in the Company's records, or (iii) as furnished most recently by the Investor to the Company;

(b) if notice is given to the Company, at optiPulse, Inc, attn: Mathis Shinnick, Chief Operating Officer, 1008 Coal Ave. S.E., Albuquerque, NM 87106, as may be updated in accordance with the provisions hereof, with one copy of such notice sent to the attention of optiPulse, Inc., c/o Joseph K. Daly, Esq., 320 Osuna Road, NE, Suite G4, Albuquerque, NM 87107, or to such other address as the Company shall have furnished to the Investor; and

(c) if to any other holder of any Shares, at such address as shown in the Company's records, or, until any such holder so furnishes an address to the Company, then to and at the address of the immediately preceding holder of such Shares for which the Company has contact information in its records.

With respect to any notice or communication given by the Company under any provision of this Agreement or the New Mexico Business Corporation Law or the Company's Restated Articles or bylaws, the Investor agrees that such notice also may be given by electronic mail to the email addresses designated in Exhibit A, hereto, or otherwise given for that purpose by the Investor to the Company.

7.3 *Governing Law.* This Agreement shall be governed in all respects by the laws of the State of New Mexico, without regard to principles of conflicts of law.

7.4 *Successors and Assigns.* Except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

7.5 *Entire Agreement.* This Agreement, including the exhibits attached hereto, constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof. No party shall be liable or bound to any other party in any manner with regard to any subject hereof or thereof, or by any warranties, representations or covenants hereof or thereof, except as specifically set forth herein or therein.

7.6 *Delays or Omissions.* Except as expressly provided herein, no delay or failure to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver permit, consent or approval of any kind or character on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

7.7   *Remedies.* All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

7.8   *Severability.* If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, as near as possible and to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

7.9   *Titles and Subtitles.* The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

7.10   *Counterparts.* This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts, and all of which together shall constitute one instrument.

7.11   *Telecopy or Email Execution and Delivery.* A facsimile, telecopy, email, or other electronic reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by such transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, each other party hereto agrees to execute and deliver an original copy of this Agreement as well as any facsimile, telecopy, email or other reproduction hereof, provided such other party previously has executed and delivered this Agreement.

7.12   *Further Assurances.* The Company and Investor agree to execute and deliver, by, if appropriate, the proper exercise of its corporate, limited liability company, partnership or other entity powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

7.13   *Brokers or Finders.* The Company shall indemnify and hold harmless the Investor from any liability for any commission or compensation in the nature of a brokerage or finder's fee or agent's commission (and the costs and expenses of defending against such liability or asserted liability) for which such Investor or any of its constituent partners, members, officers, directors, employees or representatives is determined after the final appeal(s) to be responsible to the extent such liability is attributable to any inaccuracy or breach of the representations and warranties contained in <u>Section 3.14</u>. Investor shall indemnify and hold harmless the Company from any liability for any commission or compensation in the nature of a brokerage or finder's fee or agent's commission (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its constituent shareholders, members, partners, officers, directors, employees or representatives is determined after the final appeal(s) to be responsible to the extent such liability is attributable to any inaccuracy or breach of the representations and warranties contained in <u>Section 4.14</u>.

     7.14   *Expenses.* The Company and the Investor shall each pay its own expenses in connection with this Agreement and the transaction(s) contemplated by this Agreement.

     7.15   *Survival.* The representations, warranties, covenants and agreements made in this Agreement shall survive any investigation made by any party hereto.

(Signature pages follow)

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__ .

Number of Shares: __[SHARES]__

Aggregate Purchase Price: __$[AMOUNT]__

COMPANY:

optiPulse, Inc.

Founder Signature

Name: __[FOUNDER_NAME]__

Title: __[FOUNDER_TITLE]__

Read and Approved (For IRA Use Only):

SUBSCRIBER:

By: _____

Investor Signature

By:_____

Name: __[INVESTOR NAME]__

Title: __[INVESTOR TITLE]__

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION



OFFICE OF THE SECRETARY OF STATE
NEW MEXICO

April 21, 2017

OPTIPULSE, INC.
14300 PIEDRAS RD. NE
ALBUQUERQUE, NM 87123

RE: optiPulse, Inc.
Business ID #: 5044448

The Office of the Secretary of State has approved and filed the Restated Articles of Incorporation for the above captioned corporation effective April 21, 2017. The enclosed Restated Certificate of Incorporation is evidence of filing, and should become a permanent document of the corporation's records.

Please be advised that although the Certificate of Incorporation has been approved, you must also comply with all other federal or state laws applicable to your corporation. This includes, but is not limited to state licensing requirements. It is the corporation's sole responsibility to obtain such compliance with all legal requirements applicable thereto prior to engaging in the business for which it has obtained approval of the referenced document.

If you have any questions, please contact the Corporations Bureau at (505) 827-3600 or toll free at 1-800-477-3622 for assistance.

Corporations Bureau



OFFICE OF THE SECRETARY OF STATE

NEW MEXICO

Restated Certificate of Incorporation

OF

optiPulse, Inc.

5044448

New Mexico

The Office of the Secretary of State certifies that the Restated Articles of Incorporation duly signed and verified pursuant to the provisions of the

Business Corporation Act **53-11-1 to 53-18-12 NMSA 1978**

have been received and are found to conform to law. Accordingly, by virtue of the authority vested in it by law, the Office of the Secretary of State issues this Restated Certificate of Incorporation and attaches hereto a duplicate of the Restated Articles of Incorporation.

Dated: **April 21, 2017**

In testimony whereof, the Office of the Secretary of State has caused this certificate to be signed on this day in the City of Santa Fe, and the seal of said office to be affixed hereto.

Maggie Toulouse Oliver

Maggie Toulouse Oliver
Secretary of State

SEAL OF THE STATE OF NEW M

Common Stock Purchase Agreement
(Securities Act 4(a)(6) Regulation Crowdfunding)
optiPulse, Inc.
Page 24

optiPulse, Inc.

AMENDED AND RESTATED ARTICLES OF INCORPORATION

These Amended and Restated Articles of Incorporation correctly set forth without change the corresponding, operative provisions of the Articles of Incorporation of optiPulse, Inc. (the "Corporation") as heretofore amended by written consent of all its shareholders on April 17, 2017.

ARTICLE I
NAME

The name of the Corporation is optiPulse, Inc.

ARTICLE II
DURATION

The Corporation's period of duration will be perpetual.

ARTICLE III
PURPOSES

The nature of the business of the Corporation, and the objects and the purposes to be transacted, promoted or carried on by it, are:

To develop, arrange for the manufacture, market and sell communications equipment throughout the world.

To do any and all things to the same extent as natural persons might or could do as principals, agents, contractors, trustees or otherwise, whether alone or in company with others.

To have all the rights and powers of a corporation as given, granted or conferred by virtue of the laws of the State of New Mexico, including, but not limited to, all powers necessary to carry out the purposes of the Corporation or which are incidental thereto.

The several clauses contained in this statement of purposes shall be construed as both purposes and powers and the statements contained in each clause shall be in no way limited or restricted by reference to or inferences from the terms of any other clause, but shall be regarded as independent purposes and powers; and no recitation, expression or declaration of specific or special powers or purposes herein outlined shall be deemed to be exclusive; but it is hereby expressly declared that all other lawful powers not inconsistent herewith are hereby included.

RECEIVED
SOS
Corporation Bureau   APR 21 2017

Office of the New Mexico Secretary of State
Filing Number: 0001764631
Filed On: 4/21/2017
Total Number of Pages: 2 of 5

ARTICLE IV
CAPITAL STOCK

The aggregate number of shares of capital stock which the Corporation will have authority to issue is Sixty Million (60,000,000), all of which will be common stock, of the same class, without par value ("Common Stock).

ARTICLE V
NO PREEMPTIVE RIGHTS

No shareholder of this Corporation, by virtue of being a shareholder, shall have a preemptive or other right to acquire shares or securities convertible into such shares or otherwise carrying a right to subscribe to or acquire shares, no matter whether any such right is direct or indirect or may be effected directly or indirectly.

ARTICLE VI
REGISTERED OFFICE AND AGENT

The registered office of the Corporation shall be ~~Joseph K. Daly, Esq.~~ SUSAN A Malizzo, at 3~~20 Osuna Road, NE, Suite~~ 405 Serenity Court SE G4, Albuquerque, New Mexico ~~87107~~ 87123. The registered agent at that address is Joseph K. Daly.

ARTICLE VII
DIRECTORS

The number of Directors shall be not be no more than seven, the number to be determined as provided in the Bylaws

Notwithstanding the foregoing, whenever there shall be only two shareholders there may be only two directors provided both such shareholders unanimously consent, and whenever there shall be only one shareholder there may be only one director provided such single shareholder consents.

However, whenever the number of directors shall be more than two, in lieu of electing the whole number of directors annually, the directors shall be divided into three classes, each class to be as nearly equal in number as possible, the term of office of directors of the first class to expire initially at the first annual meeting of shareholders after their election, the term of office of directors of the second class to expire initially at the second annual meeting of shareholders after their election, and the term of office of directors of the third class to expire initially at the third annual meeting of shareholders after their election. At each annual election after the classification, the number of directors equal to the number of the class whose term expires at the time of that meeting

optiPulse, Inc.
Amended and Restated Articles of Incorporation
Page 2

RECEIVED
SOS
Corporation Bureau APR 21 2017

Office of the New Mexico Secretary of State
Filing Number: 0001764631
Filed On: 4/21/2017
Total Number of Pages: 3 of 5

shall be elected to hold office for a term of office that will expire at the third annual meeting of shareholders after such election.

The name and mailing address of the initial Director who has consented to serve as Director until the first annual meeting of shareholders or until his successor is elected or appointed and qualified is:

John R. Joseph
801 University Blvd., E. Suite 103
Albuquerque, New Mexico 87106

An affidavit signed by the Director stating that he or she consents to being a Director is on file with the Corporation.

ARTICLE VIII
INCORPORATOR

The name and mailing address of the incorporator of the Corporation is John R. Joseph, 801 University Blvd., SE, Suite 103, Albuquerque, New Mexico 87106.

ARTICLE IX
LIMIT ON DIRECTOR LIABILITY

A director will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director unless:

(1) the director has breached or failed to perform the duties of the director's office in compliance with the New Mexico Business Corporation Act, as amended from time to time; and

(2) the breach or failure to perform constitutes:

(a) negligence, willful misconduct or recklessness in the case of a director who either has an ownership interest in the Corporation or receives as a director or as an employee of the Corporation compensation of more than two thousand dollars ($2,000) from the Corporation in any calendar year; or

(b) willful misconduct or recklessness in the case of a director who does not have an ownership interest in the Corporation and does not receive as a director or as an employee of the Corporation compensation of more than two thousand dollars ($2,000) from the Corporation in any calendar year.

optiPulse, Inc.
Amended and Restated Articles of Incorporation
Page 3

RECEIVED
SOS
Corporation Bureau APR 21 2017

ARTICLE X
INDEMNIFICATION

The Corporation will indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including attorney's fees) incurred by reason of the fact that he or she is or was a director or officer of the corporation or, while serving as a director or officer of the corporation, he or she is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The corporation also will indemnify any person who is serving or has served the corporation as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

ARTICLE XI
ISSUANCES TO DIRECTORS, OFFICERS, EMPLOYEES

No shareholder approval will be required if stock, options, rights or other securities of the Corporation are issued to directors, officers and employees of the Corporation, or any of them, and not to the shareholders generally or otherwise.

Except for amendments, these Amended and Restated Articles of Incorporation correctly set forth without change the corresponding provisions of the Articles of Incorporation, and, together with the amendments, supersede the original Articles of Incorporation and all amendments thereto.

Dated: April 17, 2017

optiPulse, Inc.

By: _____
John Joseph, President

By: _____
Susan A. Malizzo, Secretary

optiPulse, Inc.
Amended and Restated Articles of Incorporation
Page 4

RECEIVED
SOS
Corporation Bureau   APR 21 2017

Exhibit B

SCHEDULE OF EXCEPTIONS

Inclusion of any matter on this Schedule of Exceptions is made out of an abundance of caution. Inclusion of any matter does not necessarily indicate that the matter is required to be disclosed. Matters are disclosed only for (i) the purposes of this Common Stock Purchase Agreement and (ii) the benefit of the Investor, and (iii) not for any other purpose or the benefit of any other person or entity.

General: The Light Grid, a product produced by optiPulse Inc, is in development through a continuous process and there exists at any time a potential for the Light Grid chip development to be delayed or for optiPulse to encounter difficulty in creating a commercially viable product.

3.5(a) The Company has Employment Agreements with John Joseph and Mathis Shinnick, each of whom is an officer and director of the Company. Please see, in addition, other matters identified in this Schedule C, including but not limited to those appearing under the heading "3.5(b)".

3.5(b) The Company has an agreement with Mathis Shinnick, dated July 1, 2017, whereby the Company owes to Mathis Shinnick, on a revolving basis, amounts paid by him for matters such as insurance premiums, lab equipment, third-party chip processing costs and other operating costs. As of February 28, 2021, the amount owed by the Company to Mathis Shinnick under that agreement is $30,995. The Company has entered into a lease agreement with CNM Ingenuity for space on Coal Avenue dated October 1, 2017: CNM Ingenuity is a stockholder.

3.8   John Joseph designed and received, as his personal property, a number of Light Engine chips with all rights of use granted to him by Trilumina. These chips then were purchased by the Company from John Joseph ultimately to reduce development time for optical system design for the Light Grid. The existing purchase agreement provides that the cost to the Company for the Light Engine chips is US$300,000, paid over time, provided that funds are deemed available for payment by the Company. As of February 28, 2021, the amount owed by the Company to John Joseph under that agreement is $57,867.

3.9   No annual meetings of Shareholders have been held. No notice filing has been made with or for the benefit of the securities administrator of the state of North Carolina.

3.10   A Joint Stipulation of Dismissal with Prejudice was filed on March, 2017 by Trilumina, John Joseph and optiPulse to dismiss all claims brought by Trilumina in that case styled Trilumina Corp. v. John Joseph, State of New Mexico, County of Bernalillo, Second Judicial District Court, Case No. D-202-CV-2016-01892.

3.16   Annual 2020 Financials and Tax Filings (federal and state) are currently being completed by the Company. It is not expected that taxes in addition to any already paid, will be due for 2020. No personal property has been reported to the Taxation and Revenue Department of the state of New Mexico.

3.17(a) and (d) John Joseph and Mathis Shinnick have employment agreements with specified terms. These two employment agreements also require payment of "Severance Benefits" by the Company in certain circumstances.

3.17(b) Some of the Company's employees work "part time" for the Company, and simultaneously work as employees of or consultants to other entities.

3.17 (c) & (d) John Joseph, Mathis Shinnick and all other individuals have been working for limited or no cash compensation. John Joseph, Mathis Shinnick and the other referenced individuals will receive all or a portion of back cash salary once sufficient funding, in the opinion of the Directors, has been obtained. By written employment contracts with John Joseph and Mathis Shinnick, stock of the Company may be provided in lieu of cash compensation. Other individuals also have been given and promised stock of the Company as compensation in lieu of cash.

3.18   Please see 3.5(b), above.